IAMGOLD ANNOUNCES CONSOLIDATED MINERAL RESOURCE ESTIMATE FOR CÔTÉ GOLD

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, June 1, 2026 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce an updated Mineral Resource estimate for the Côté Gold Mine ("Côté Gold"), located in Ontario, Canada, prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The updated estimate, with an effective date of March 31, 2026, reflects the integration of the Côté and Gosselin zones into a consolidated block model with updated economic assumptions, ahead of the upcoming Côté expansion technical report and updated mine plan which is expected to be completed in the fourth quarter of 2026. Côté Gold is operated by IAMGOLD in a 70|30 joint venture with Sumitomo Metal Mining Co. Ltd. ("SMM").

Highlights

  Côté Gold Measured and Indicated ("M&I") Mineral Resources (100% basis) on a consolidated basis of 20.3 million ounces of gold, an increase of approximately 2.2 million ounces, or 12%, compared with the Dec. 31, 2025 statement.
    Côté: M&I Mineral Resources (100% basis, inclusive of Mineral Reserves) of 12.7 million ounces of gold, an increase of approximately 1.5 million ounces, or 13%, compared with the Dec. 31, 2025 statement.
    Gosselin: M&I Mineral Resources (100% basis) of 7.4 million ounces of gold, an increase of approximately 0.6 million ounces, or 8%, compared with the Dec. 31, 2025 statement.
    The consolidated model allowed for increased delineation of the saddle area between the Côté and Gosselin zones, with an additional 0.2 million ounces of Indicated Mineral Resources.
  Inferred Mineral Resources (100% basis) on a consolidated basis of 3.5 million ounces of gold, an increase of approximately 1.3 million ounces, or 61%, compared with the Dec. 31, 2025 statement.
    Côté: Inferred Mineral Resources (100% basis) of 2.0 million ounces of gold, an increase of approximately 0.8 million ounces, or 63%, compared with the Dec. 31, 2025 statement.
    Gosselin: Inferred Mineral Resources (100% basis) of 0.9 million ounces of gold, a decrease of approximately 0.1 million ounces, or -7%, compared with the Dec. 31, 2025 statement.
    The consolidated model allowed the addition of 0.6 million new Inferred ounces in the saddle area.
  Updated Mineral Resource estimate integrates the Côté and Gosselin zones, including the connecting saddle area, into a single geological and resource framework.
  Updated assumptions include a gold price of $2,500 per ounce (up from $2,100/oz for Côté and $2,500/oz for Gosselin in the prior statement) and a consolidated Mineral Resource cut-off grade of 0.25 g/t Au (down from 0.30 g/t Au previously) applied across the consolidated zones.
  The updated Mineral Resource estimate will inform the upcoming Côté Gold Technical Report and mine plan, which remains on track for announcement in the fourth quarter of 2026. The mine plan is expected to evaluate a plant expansion and a larger-scale mining scenario targeting the consolidated Côté and Gosselin resource model.

"This updated mineral resource estimate combines the Côté and Gosselin zones within a single geological framework, an important technical milestone as we move toward the expansion study and updated mine plan expected in the fourth quarter," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "Our teams have done an excellent job building confidence in the resource through the 2025 drilling programs, and we are encouraged with the continued growth and conversion of ounces. As previously communicated to the market, the year-end technical report and mine plan will assess an expansion of the Côté Gold mine that brings the consolidated Côté and Gosselin zones into an integrated mine plan."

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Consolidated Côté and Gosselin Block Model

The updated Mineral Resource estimate is based on extensive diamond drilling and refined geological interpretations to better define the geometry and continuity of mineralization across the combined Côté and Gosselin zones.

Subsequent to the previous 2025 EOY MRMR statement, additional assays were received from 64 holes in both the Côté and Gosselin zones. In Côté, 39 additional drill holes were added, totaling 20,624 metres, mainly focused in the saddle area to further increase confidence in geological model in this area, adding resources in both indicated and inferred categories.  In Gosselin, 25 additional drill holes were added within the resource pit, totaling 14,110 metres, mainly focused on the continued conversion of resources from inferred to indicated. These drill holes have been included in the consolidated model and updated resource estimate.

The estimate incorporates updates to the block model and estimation parameters, and reflects revised economic assumptions, including a gold price assumption of $2,500 per ounce and a cut-off grade of 0.25 g/t Au, replacing the prior bifurcated assumptions ($2,100/oz at Côté and $2,500/oz at Gosselin) and prior cut-off grade of 0.30 g/t Au. The modelling approach considers distinct mineralization domains and applies standard data processing techniques, including grade capping and compositing, prior to estimation within a three-dimensional block model.

Mineral Resources are classified according to confidence levels supported by drill spacing and data quality. Mineral Resources are constrained within an optimized open pit shell and are reported above a 0.25 g/t Au cut-off grade, reflecting reasonable prospects for eventual economic extraction. The estimate has been prepared in accordance with National Instrument 43-101 and CIM Definition Standards.

TABLE 1: CÔTÉ GOLD CONSOLIDATED MINERAL RESOURCE ESTIMATE CÔTÉ + GOSSELIN ZONES

Category	Tonnes	Grade	Ounces[3]	Attributable Ounces (70%)
	(Mt)	(g/t Au)	(Moz)	(Moz)
Measured	164.4	0.89	4.71	3.30
Indicated	673.6	0.72	15.63	10.94
Total M&I	838.0	0.75	20.34	14.24
Inferred	177.1	0.61	3.48	2.44
  Totals may not add due to rounding.
  Mineral Resources have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves (2014).
  Mineral Resources are estimated as of March 31, 2026, using a gold price of US$2,500 per ounce and a US$/C$ exchange rate of 1.32.
  Mineral Resources are reported at a cut-off grade of 0.25 g/t Au.
  Mineral Resources are constrained within an optimized resource pit shell.
  Gold metallurgical recovery is assumed to be 92.7%.
  Bulk density ranges from 2.70 t/m³ to 2.87 t/m³ for the estimation domains and is assumed to be 1.9 t/m³ for overburden.
  Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The consolidated Mineral Resource estimate provides the basis for an updated Mineral Reserve estimate which will be completed as part of the year-end technical report and mine plan update.
  Inferred Mineral Resources are estimated on the basis of limited geological evidence and sampling, and there is no certainty that further exploration will result in their upgrade to Indicated Mineral Resources or their conversion to Mineral Reserves.

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Figure 1 - Côté Gold Longitudinal Section of 2026 Resource Shell and Mineralization

Figure 2 - Coté Gold Inclined View of Mineral Resources within 2026 Resource Shell and Mineralization

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Variance Analysis

Compared with the Mineral Resource statement effective December 31, 2025, the updated total Mineral Resource estimate for the consolidated Côté and Gosselin zones reflects an increase of approximately 148.5 Mt and 2.2 million ounces of contained gold in the M&I category, and an increase of approximately 76.5 Mt and 1.3 million ounces in the Inferred category. The increase in Measured and Indicated Mineral Resources was primarily driven by an increase in the gold price assumption for the Côté zone (from $2,100/oz to $2,500/oz) and an increase in ounces from the consolidated block model (refer to Figure 3 - Waterfall Reconciliation of Consolidated Measured and Indicated Resources). From a model consolidation perspective, the optimized resource shell allowed to add volume between the two zones in the Saddle Area, as well gain volume near the surface of Côté, with minimal losses at depth.

TABLE 2: MINERAL RESOURCE ESTIMATES VARIANCE - MARCH 31, 2026 VS. DEC. 31, 2025
(100% BASIS)¹,²

	December 31, 2025[4]			March 31, 2026[5]			% ▲
Category	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(%)	(%)	(%)
Côté
Measured	153.9	0.93	4.60	164.4	0.89	4.71	7%	-4%	2%
Indicated	268.8	0.77	6.70	353.6	0.71	8.03	32%	-9%	20%
Total M&I	422.7	0.83	11.30	518.0	0.77	12.76	23%	-8%	13%
Inferred	62.8	0.60	1.21	105.2	0.58	1.96	68%	-3%	63%
Gosselin
Measured
Indicated	266.7	0.80	6.86	310.9	0.74	7.43	17%	-7%	8%
Total M&I	266.7	0.80	6.86	310.9	0.74	7.43	17%	-7%	8%
Inferred	37.8	0.79	0.96	41.4	0.67	0.89	10%	-15%	-7%
Saddle Area
Measured
Indicated				9.1	0.57	0.17
Total M&I				9.1	0.57	0.17
Inferred				30.5	0.64	0.63
Total Consolidated
Measured	153.9	0.93	4.60	164.4	0.89	4.71	7%	-4%	2%
Indicated	535.6	0.79	13.56	673.6	0.72	15.63	26%	-8%	15%
Total M&I	689.5	0.82	18.16	838.0	0.75	20.34	22%	-8%	12%
Inferred	100.6	0.67	2.17	177.1	0.61	3.48	76%	-9%	61%
  Figures may not add due to rounding.
  Mineral Resources are reported on a 100% basis and are inclusive of Mineral Reserves.
  The Dec. 31, 2025 statement reflects separate Mineral Resource estimates for the Côté and Gosselin zones as disclosed by the Company on February 17, 2026, estimated using a gold price of $2,100 per ounce for Côté and $2,500 per ounce for Gosselin, and a cut-off grade of 0.30 g/t Au.
  The March 31, 2026 statement reflects the consolidated Côté and Gosselin block model estimated using a gold price of $2,500 per ounce and a cut-off grade of 0.25 g/t Au.

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Figure 3 - Waterfall Reconciliation of Consolidated Measured and Indicated Mineral Resources

Path Forward - Technical Report and Updated Mine Plan

The updated Mineral Resource estimate forms the technical foundation for the Company's ongoing work on the expansion mine plan and accompanying Technical Report for Côté Gold, which is expected to be delivered in the fourth quarter of 2026. The Technical Report will outline an updated life-of-mine plan incorporating the consolidated Côté and Gosselin pit, evaluate options for a plant expansion to leverage the larger consolidated resource base, and update Mineral Reserves accordingly. Further details on the design, scheduling, and economic parameters of the integrated operation will be disclosed at that time.

The Company is planning an additional 30,000 m diamond drilling program for 2026. The next phases of diamond drilling will aim to infill and test the ability to further expand the mineralized envelope for 2027. Drilling and technical studies are continuing at Côté Gold in 2026, with the objectives of further upgrading Inferred Mineral Resources and supporting the integrated mine planning work underway.

District Exploration

The Côté Gold property includes a large and prospective regional land package that offers considerable exploration targets. Near-mine opportunities along the Côté-Gosselin structural corridor, including the Clam Lake and Jack Rabbit extensions, offer potential to extend mineralization to the northeast and southwest through Côté-style tonalite- and diorite-hosted breccia zones. Regionally, the 25-kilometre Swayze West land package hosts a favorable structural setting for higher-grade, potentially underground deposits and will be tested over the next two to three years, including targets at the historic Jerome deposit and the neighboring Northshore, Monella Point and other prospects. Collectively, these targets support the view that the broader Côté Gold district has the potential to host additional deposits that could, if successful, complement the existing operation.

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Figure 4 - Côté Gold Regional Geology and Exploration Targets

Qualified Person and Technical Information

The 2026 Mineral Resource Estimate results contained in this news release have been prepared by SLR Consulting (Canada) Ltd., in accordance with NI 43-101 - Standards of Disclosure for Mineral Projects.

Denis Decharte, P.Eng., Consultant Resource Geologist, SLR Consulting (Canada) Ltd., is the independent Qualified Person (QP) for the purposes of NI 43-101 with respect to the mineralization being reported on, and has prepared, reviewed, verified and approved the scientific and technical information relating to the Mineral Resource Estimates presented herein.

Christine Beausoleil, P.Geo., Senior Director, Mining Geology, IAMGOLD Corporation is the Qualified Person (QP) for the purposes of NI 43-101 with respect to the mineralization being reported on and is responsible for the review and approval of all Mineral Resource estimates for IAMGOLD.

Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD Corporation is the Qualified Person (QP) for the purposes of NI 43-101 with respect to exploration activities reported on, and has prepared, reviewed, verified and approved the scientific and technical information disclosed in this document.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70|30 partnership with Sumitomo Metal Mining Co. Ltd. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

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IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The Mineral Resource estimates contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those found in subpart 1300 of Regulation S-K, used by the United States Securities and Exchange Commission (the "SEC"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under subpart 1300 of Regulation S-K. Accordingly, Mineral Resources information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of subpart 1300 of Regulation S-K (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2022, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resources will ever be upgraded to a higher category.

The mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "maintain", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "likely", "progress", "strive", "sustain", "effort", "extend", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, without limitation, statements with respect to the updated Mineral Resource estimate for Côté Gold; the timing, scope and outcomes of the upcoming Côté Gold Technical Report and updated mine plan; the potential evaluation of a plant expansion and larger-scale mining scenario incorporating the consolidated Côté and Gosselin resource model; the planned 2026 diamond drilling program and its objectives, including infill drilling, potential expansion of the mineralized envelope and conversion of Inferred Mineral Resources; and the potential for further resource growth and mine plan optimization at Côté Gold..

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

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Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other energy transition requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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